UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated March 30, 2015, announcing the results of its offer to exchange all of its unregistered ordinary shares that trade on Euronext Brussels (other than ordinary shares held by the Company's affiliates) for ordinary shares that have been registered under the U.S. Securities Act of 1933, as amended, and are eligible for trading on the New York Stock Exchange.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
EURONAV NV (Registrant)
Dated: March 31, 2015
	By:	/s/ Hugo De Stoop
Hugo De Stoop Chief Financial Officer

EXHIBIT 99.1

RESULTS OF U.S. EXCHANGE OFFER

ANTWERP, Belgium, 30 March 2015 – Euronav NV (NYSE: EURN) (Euronext: EURN) (the "Company") announces the results of its offer to exchange (the "U.S. Exchange Offer") all of its unregistered ordinary shares that trade on Euronext Brussels (other than ordinary shares held by the Company's affiliates) (the "Original Shares") for ordinary shares that have been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and are eligible for trading on the New York Stock Exchange (the "Exchange Shares").

On 23 March 2015, the expiration date of the U.S. Exchange Offer, shareholders validly tendered for exchange 42,919,647 Original Shares (out of 95,066,567 eligible Original Shares) for an equal number of Exchange Shares (the "Tendered Shares"), making for a participation rate of approximately 45%. Settlement of the U.S. Exchange Offer is expected to be completed on 1 April 2015, at which time the Tendered Shares are expected to commence trading on the New York Stock Exchange. At that time, approximately 50% of the Company's free float will be registered in the U.S. share register.

Shareholders are reminded that the Company's ordinary shares may be traded through the facilities of the New York Stock Exchange only if registered in the Company's U.S. share register, and may be traded through the facilities of Euronext Brussels only if registered in the Company's Belgian share register. As from 28 April 2015 holders of the Company's ordinary shares that are registered in the Company's Belgian share register may reposition their shares to the Company's U.S. share register, and vice versa, after completing a procedure for repositioning which will be set out on the Company's website in due course. A list of 'Frequently Asked Questions' relating to the U.S. Exchange Offer and the dual listing may be consulted on the Company's website at www.euronav.com.

This press release and the information contained on the Company's website shall not constitute an offer to sell or exchange any securities or a solicitation of an offer to buy or exchange any securities. If you have any questions regarding the U.S. Exchange Offer please contact the Company's exchange and information agent, KBC Securities NV, at Havenlaan 12 Avenue du Port, B-1080 Brussels, Belgium; Telephone number for professional investors: +32 2 429 3712; Telephone number for retail investors: +32 3 283 2970.

Forward-Looking Statements

This press release contains "forward-looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "projects", "forecasts", "may", "should" and similar expressions are forward-looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statements, as amended, as filed with the U.S. Securities and Exchange Commission under the heading "Risk Factors." The Company does not assume any obligation to update the information contained in this press release.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 52 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 26 VLCCs of which 1 in joint venture and 23 Suezmaxes (of which 4 in joint venture). The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Belgian Royal Decree of 14 November 2007.